Room 4561

	September 2, 2005

Mr. Michael Levine
President
Vital Products, Inc.
35 Adesso Drive
Concord, Ontario L4K 3C7
Canada

Re:	Vital Products, Inc.
	Registration Statement on Form SB-2 filed August 29, 2005
	File No. 333-127915

Dear Mr. Levine:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in various respects to comply with the requirements of the Securities Act, the rules and regulations under that Act and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments other than the comments specified below because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

General

1. We note that 40,000,000 of the 45,250,000 shares of common stock being registered relate to an equity line financing arrangement with
Duchess Private Equities. We further note that your shares of common stock are not currently traded. In light of this factual context, a binding contractual commitment for the sale of shares under the equity line was not entered into with Duchess Private Equities, because at the time the equity line was entered, you were and are a non-reporting company with no trading market. As such, the arrangement by Duchess Private Equities to pay for shares at a purchase price that is effectively 94% of "the three lowest closing best bid prices," does not represent an irrevocable commitment to purchase the equity line shares. Further, the condition to Duchess
Private Equities` purchase obligation that your common stock "shall have been listed on the Principal Market" is also inconsistent with a conclusion that Duchess Private Equities is irrevocably bound to purchase your shares. As a result, the structure of your `equity line` transaction does not fit the necessary parameters for a valid equity line financing with respect to our guidance concerning such financings as set forth in Article VIII of our current issues quarterly update dated March 31, 2001. Please revise the disclosure throughout the filing to remove any implication that there is an existing equity line financing arrangement with Duchess Private Equities that provides you with a viable mechanism to obtain needed financing or, otherwise, please withdraw your registration statement.

2. We note Section 2(f)(v) of the investment agreement setting forth the closing condition that the "issuance of the Securities will not violate the stockholder approval requirements of the Principal Market." We further note Sections 2(j) and 8(l) of the agreement setting forth in additional detail the limitation of the common stock issuable as a result of any stockholder approval requirements. Notwithstanding our concern over the validity of your equity line financing arrangement as expressed in comment no. 1, please explain to us how Sections 2(f)(v), 2(j) and 8(l) of the agreement conforms to our guidance regarding equity line financings. As Duchess Private
Equities may be a stockholder when approval is required, it appears that Duchess Private Equities may hold and exercise voting power that could prevent shareholder approval and enable Duchess Private Equities to frustrate your efforts to obtain funds under a put notice. Voting discretion of this type appears to conflict with our position on valid equity line financings.


*              *              *              *


	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. Please be advised that if you amend to respond appropriately to the foregoing comments, we expect to conduct a full review of your initial public offering document.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Amy Trombly
	1163 Walnut Street, Suite 7
	Telephone: (617) 243-0060
	Facsimile:  (309) 406-1426